Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS SECOND Quarter 2026 Financial Results and Provides Business Update

~ 2026 Second Quarter Net Product Sales of $17.1 Million, Up 78% Year over Year ~

~ 2026 Second Quarter Non-GAAP Adjusted EBITDA of $2.8 Million ~

~ Record PEDMARK® Demand Carried into Third Quarter 2026 as Field Sales Expansion Efforts Continue to Validate Commercial Growth Strategy ~

~ Real-World Evidence Presented at ASCO 2026 Reinforced that PEDMARK® Can Be Easily Integrated into Patient Care and Does Not Compromise Cisplatin’s Established Antitumor Activity ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, August 11, 2026 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the second quarter ended June 30, 2026 and provided a business update.

“Our second quarter reflects another period of strong execution across the business, highlighted by our seventh consecutive quarter of growth. We continue to build momentum by investing in the evidence that will shape the future of PEDMARK® (sodium thiosulfate), with important data presented at ASCO and a growing pipeline of investigator-sponsored studies that we believe will further expand our understanding of its potential,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “As evidenced in our record EBITDA generation in the second quarter, we have a highly effective business model that is primed to optimize our anticipated growth while advancing our mission to improve outcomes for patients.”

Business Highlights:

●	Continued Commercial Momentum Within Key PEDMARK® Accounts: The first full quarter following the expansion of our commercial organization contributed to unprecedented enrollment in the second quarter. Through disciplined execution and now greater reach and frequency to engage with healthcare providers, demand grew across both new and existing accounts, further demonstrating the scalability of our commercial platform. Our commercial, patient services, and medical affairs teams continue to work closely together to help ensure a positive PEDMARK® experience for both prescribers and patients throughout the treatment journey.

●	2026 American Society of Clinical Oncology (ASCO) Annual Meeting: New research evaluating PEDMARK® across multiple patient populations and tumor types were shared as part of the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting program. The four independently led studies build upon the established safety and efficacy of PEDMARK® – currently approved for pediatric patients one month of age and older with localized, non-metastatic solid tumors, and recognized by the National Comprehensive Cancer Network with a 2A recommendation for use in adolescent and young adult patients – and help to expand understanding of the clinical utility of

PEDMARK® in Adolescent and Young Adult (AYA) and adult populations, where significant unmet need remains.

Upcoming Events:

o	H.C. Wainwright 27th Annual Global Investment Conference: Fennec will present at the conference to be held September 14 – 17, 2026, in NYC. The management team will also host one-on-one investor meetings at the conference.

Financial Results for the Second Quarter Ended June 30, 2026

●	Net Product Sales – For the second quarter of 2026, the Company recorded net product sales of approximately $17.1 million compared to $9.7 million in the second quarter of 2025. The increase in sales is attributable to growth across PEDMARK® accounts including new accounts in the AYA population.

●	Selling and Marketing Expenses – The Company recorded $10.7 million in selling and marketing expenses in the second quarter of 2026 compared to $4.8 million in the second quarter of 2025. The increase is largely related to is largely related to the higher costs associated with the commercialization and increased awareness initiatives of PEDMARK® and related expenses to support the expansion of our sales organization. Further, on a comparable basis, there was a reallocation of select general and administrative expenses to selling and marketing expenses in the second quarter of 2026 compared to the second quarter of 2025.
●	General and Administrative (G&A) Expenses – The Company recorded $4.6 million in general and administrative expenses in the second quarter of 2026 compared to $6.5 million in the second quarter of 2025. The decrease in general and administrative expenses for the three-month comparable periods due to lower legal and professional fees as select litigation activities concluded. Further, on a comparable basis, there was a reallocation of select general and administrative expenses to selling and marketing expenses in the second quarter of 2026 compared to the second quarter of 2025.

●	Non-GAAP adjusted EBITDA – The Company recorded $2.8 million in non-GAAP adjusted EBITDA in the second quarter of 2026 compared to non-GAAP adjusted EBITDA loss of $1.2 million for the same period in the prior year. A table reconciling non-GAAP measures is included in this press release for reference.

●	Cash Position – Cash and cash equivalents were $41.2 million as of June 30, 2026 compared to $40.1 million as of March 31, 2026. We anticipate that our cash, cash equivalents and investment securities as of June 30, 2026, combined with the projected revenues from PEDMARK®, will be sufficient to fund our business based on our current operating plan.

Second Quarter 2026 Conference Call Information

Date:Tuesday, August 11, 2026

Time:8:30 a.m. Eastern Time

Webcast Link: https://edge.media-server.com/mmc/p/2iptdco4

Participant Link: https://register-conf.media-server.com/register/BIaa4b518aeb974d02873eccf8f56d92f3

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended June 30, 2026, and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Revenue
PEDMARK product sales, net	$17,164	$9,652	$32,272	$18,403
Other revenue	710	—	710	—
Total revenue	17,874	9,652	32,982	18,403

Operating expenses:
Cost of product sales	721	967	1,291	1,340
Research and development	118	107	167	201
Selling and marketing	10,659	4,784	22,081	8,011
General and administrative	4,639	6,526	7,825	12,391

Total operating expenses	16,137	12,384	31,364	21,943
Income/(loss) from operations	1,737	(2,732)	1,618	(3,540)

Other (expense)/income
Unrealized foreign exchange (loss)/gain	(6)	17	(18)	30
Amortization expense	—	(13)	—	(26)
Unrealized loss on securities	—	(1)	—	(2)
Interest income	287	171	626	407
Interest expense	(3)	(594)	(10)	(1,186)
Total other expense	278	(420)	598	(777)
Income/(loss) before provision for income taxes	2,015	(3,152)	2,216	(4,317)
Provision for income taxes	42	—	42	—
Net income/(loss)	$1,973	$(3,152)	$2,174	$(4,317)

Basic net income/(loss) per common share	$0.06	$(0.11)	$0.06	$(0.16)
Diluted net income/(loss) per common share	$0.05	$(0.11)	$0.06	$(0.16)
Weighted-average number of common shares outstanding basic	34,545	27,664	34,596	27,621
Weighted-average number of common shares outstanding diluted	36,430	27,664	37,410	27,621

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars and shares in thousands)

	June 30,	December 31,
	2026	2025

Assets

Current assets
Cash and cash equivalents	$41,249	$36,788
Accounts receivable, net	23,266	23,221
Prepaid expenses	3,635	3,738
Inventory	2,374	1,565
Other current assets	1,976	1,731
Total current assets	72,500	67,043

Non-current assets	3,253	3,508
Total assets	$75,753	$70,551

Liabilities and stockholders’ deficit

Current liabilities:
Accounts payable	$5,516	$4,635
Accrued liabilities	3,696	5,635
Contract liability-current	3,182	248
Total current liabilities	12,394	10,518

Long-term liabilities
Contract liability - long-term	20,917	24,561
Total long-term liabilities	20,917	24,561
Total liabilities	33,311	35,079

Stockholders’ deficit:
Common stock, no par value; unlimited shares authorized; 35,034 shares issued and outstanding (2025‑34,163)	193,190	189,906
Additional paid-in capital	75,257	73,745
Accumulated deficit	(227,248)	(229,422)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ deficit	42,442	35,472
Total liabilities and stockholders’ deficit	$75,753	$70,551

Reconciliation of Net Income/(Loss) to Adjusted EBITDA (Non-GAAP)

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Net income	$1,973	$(3,152)	$2,174	$(4,317)
Provision for income taxes	42	-	42	-
Other revenue (a)	(710)	-	(710)	-
Interest income	(287)	(171)	(626)	(407)
Interest expense	3	594	10	1,186
Depreciation and amortization	-	13	-	26
Share based compensation expense (b)	1,774	1,494	2,764	2,292
Unrealized loss on securities	-	1	-	2
Unrealized foreign exchange gain/(loss)	6	(17)	18	(30)
Adjusted EBITDA	$2,801	$(1,238)	$3,672	$(1,248)

(a)	Represents the portion of GAAP revenue related to “material rights” under the Company’s PEDMARK® license with Norgine that is non-cash in the current period and was previously recorded as deferred licensing revenue. Under ASC 606, a portion of the upfront consideration received under this agreement was allocated to a material right and recorded as deferred revenue (contract liability), which is subsequently recognized as revenue as PEDMARK® units are shipped to Norgine and the related material right is satisfied. These amounts are included in GAAP revenue in the periods presented, and the Company continues to apply GAAP recognition and measurement for all revenue, including this component. The adjustment is intended solely to remove this non-cash amortization of previously deferred licensing revenue from Adjusted EBITDA, as management believes excluding this item provides a more comparable view of period-over-period cash operating performance from the Company’s commercial activities.

(b)	Represents share-based compensation expense to account for stock options, restricted stock, and other stock awards over their respective vesting periods.

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum-based chemotherapies are widely used to treat solid tumors and have been vital in improving survival rates. Unfortunately, these life-saving treatments often result in permanent, irreversible hearing loss, also known as ototoxicity.i

Hearing loss from cisplatin treatment is not rare. Studies show that between 60-90% of patients treated with cisplatin may develop hearing loss, depending upon the dose and duration of chemotherapy.ii Many of those treated with cisplatin will require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Treatment-induced hearing loss can reduce quality of survivorship as it impacts many aspects of life, such as speech and language skills, academic performance, social-emotional development, career potential and the ability to live independently.iv,v While audiologic monitoring is recommended to help manage ototoxicity, it is currently underutilized in certain cancer patient populations.

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients 1 month of age and older with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

Additionally, PEDMARK® is recommended for the adolescent and young adult (AYA) population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

Approximately 500,000 patients in the U.S. are diagnosed annually with cancers that could be treated with a platinum-based chemotherapy.vi,vii The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of those treated will require lifelong hearing aids. Until the FDA approval of PEDMARK, there were no preventative agents for this hearing loss. Patients with hearing loss resulting from cancer treatment have a statistically significant worse quality of life compared with peers who have no hearing loss.viii,ix

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage
PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use
The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information
PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company committed to the fight against ototoxicity in cancer patients who receive cisplatin-based chemotherapy. Fennec is focused on the commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in cancer patients. PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and United Kingdom (U.K.) approval in October 2023 under the brand name PEDMARQSIÒ.

In March 2024, Fennec entered into an exclusive licensing agreement under which Norgine Pharmaceuticals Ltd., a leading European specialist pharmaceutical company, will commercialize PEDMARQSI® in Europe, U.K., Australia and New Zealand. PEDMARQSI is now commercially available in multiple countries.

PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. Further, Fennec has patents providing protection for PEDMARK until 2039 in both the U.S. and internationally.

For more information, please visit www.fennecpharma.com and follow on LinkedIn.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, business model, timelines and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestone and royalty payments from Norgine, anticipated growth, and the sufficiency of our current financial resources. . Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market or future demand for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2025. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Sheth S et al. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Frontiers in Cellular Neuroscience. 2017, Vol. 11.

ii Langer T, am Zehnhoff-Dinnesen A, Radtke S, Meitert J, Zolk O. Understanding platinum-induced ototoxicity. Trends Pharmacol Sci. 2013;34(8):458-469

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Clemens E, van den Heuvel-Eibrink MM, Mulder RL, et al. Recommendations for ototoxicity surveillance for childhood, adolescent, and young adult cancer survivors: a report from the International Late Effects of Childhood Cancer Guideline Harmonization Group in collaboration with the PanCare Consortium. Lancet Oncol. 2019;20(1):e29-e41

v Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.

vi Chattaraj A et al. Cisplatin-Induced Ototoxicity: A Concise Review of the Burden, Prevention, and Interception Strategies. JCO Oncol Pract. 2023;19

vii Freyer DR et al. Effects of sodium thiosulfate versus observation on development of cisplatin-induced hearing loss in children with cancer (ACCL0431): a multicentre, randomised, controlled, open-label, phase 3 trial. Lancet Oncol. 2017;18(1):63-74.

viii Rajput K, Edwards L, Brock P, Abiodun A, Simpkin P, Al-Malky G. Ototoxicity-induced hearing loss and quality of life in survivors of paediatric cancer. Int J Pediatr Otorhinolaryngol. 2020;138:110401. doi:10.1016/j.ijporl.2020.110401

ix Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.